0
ITC/EMI
ITC/EMI
Technical Conference
Technical Conference
March 7, 2013
Transmission Business
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent
Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the
“SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including:
(1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6)
exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
ITC Forward-Looking Information
ITC Forward-Looking Information
This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as
“anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including:
(A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii)
legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that
ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.
Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

3 3
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC.
This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013.  ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions.  In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.
The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation,
Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp.,
Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.
This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2012 Annual Report on Form 10-K filed with the SEC on February 27, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012.  Information about the directors and executive officers of ITC may be found in its 2012 Annual Report on Form 10-K filed with the
SEC on March 1, 2013, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

4 4
Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Transaction Structure &
EMI Specific Implications – 11:00 – 12:30
Bready, Lewis
Lunch– 12:30 – 1:15
Afternoon Session (1:15 pm – 4:00 pm)
Rate Effects 1:15 – 3:15
Bready, Lewis
EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
Any Potential Impacts on EMI
Generation/Distribution Business
Wholesale Rate Effects Post-MISO
Wrap Up – 3:15 – 4:00
Grenfell
Morning Session (8:00 am – 12:30 pm)
Welcome & Logistics – 8:00 – 8:15
Fisackerly, Whitelocke
Transformation Vision – 8:15 – 9:15
Welch, Bunting, Fisackerly
•
Why is this transformation necessary?
•
Why this structure?
•
Why with ITC?
•
Why now?
•
Why for EMI?
Rationale for Transaction - 9:15 – 11:00
•
Independence Welch
•
Operational Excellence
Jipping,
Riley
– Storm Response
•
Regional Planning Vitez
•
IPL Transaction Experience & Results Jipping
•
Local Presence
Break – 15 mins
•
Financial Flexibility and Growth Lewis
•
Financial Strength of ITC Bready
& Engagement w/Retail Regulators Jipping
Transaction Structure
EMI credit impact & debt issuance/retirement
Pre/Post Transaction Capital Structure
Transaction Impact on ADIT Liability
EMI Credit Ratings Impacts

5 5
Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Transaction Structure &
Bready, Lewis
Lunch– 12:30 – 1:15
Afternoon Session (1:15 pm – 4:00 pm)
Bready, Lewis
• EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EMI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
Grenfell
Fisackerly, Whitelocke
Welch, Bunting, Fisackerly
• Why is this transformation necessary?
• Why this structure?
• Why with ITC?
• Why now?
• Why for EMI?
• Independence Welch
• Operational Excellence
Jipping,
Riley
– Storm Response
• Regional Planning Vitez
• IPL Transaction Experience & Results Jipping
• Local Presence
Break – 15 mins
• Financial Flexibility and Growth Lewis
• Financial Strength of ITC Bready
Rationale for Transaction - 9:15  – 11:00
Rate Effects  1:15 – 3:15
Wrap Up – 3:15 – 4:00
EMI Specific Implications – 11:00 – 12:30
Welcome & Logistics – 8:00 – 8:15
Morning Session (8:00 am – 12:30 pm)
& Engagement w/Retail Regulators Jipping
• Transaction Structure
• EMI credit impact & debt issuance/retirement
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• EMI Credit Ratings Impacts
Transformation Vision – 8:15 – 9:15

6 6
•
Significant capital requirements to continue modernizing the grid best handled by an independent company who can better manage the transmission portion of capital spend
•
Affords the EOCs financial flexibility to manage the necessary investment in G&D
•
Independent ownership and operation of Entergy Transmission System (ETS)
extracts the greatest benefits in an RTO with a Day 2 market
•
Consistent with efforts towards independent transmission operation and ownership
•
Nation's first, largest, & only publicly-traded independent transmission company
•
A proven track record of best-in-class performance, improving reliability for ETS
•
Extensive experience with MISO and committed to facilitating the MISO Day 2
Market
•
Inter-RTO experience applicable to ETS's seams with SPP and other regions
•
Financially sound with strong investment grade credit ratings & access to capital
•
Opportunities for greater economies and efficiencies
•
Final step in over a decade of work to pursue best management structure for ETS
•
Eliminates perception of bias in transmission system planning and operations
•
Comparable sizes of ITC's and the EOCs’ (Entergy Operating Companies)
transmission businesses allows for a tax efficient transaction not necessarily available in future
The right
transaction...
...with the
right
partner...
at the right
time
This transaction creates the right model
for the benefit of our customers...now and into the future
ITC Transaction is the Right Transaction
ITC Transaction is the Right Transaction
with the Right Partner at the Right Time
with the Right Partner at the Right Time

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

7 7 7
U.S. Transmission Grid –
U.S. Transmission Grid –
Historically Fragmented and Inefficient
Historically Fragmented and Inefficient
Historically, transmission
infrastructure development in
the U.S. primarily
focused on connecting load
and resources within
balancing authority areas,
with little interregional or
national perspective
In contrast,…
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage transmission
line miles
•
Operated by ~130 balancing authority areas
(ownership is even more fragmented)
Source: FEMA, NERC
kV kV
115 115
138 138
161 161
230 230
345 345
500 500

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."
--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."
--*The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."
--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."
--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

8 8

9 9
•
Introduction
•
Industry Evolution
•
ITC’s Business Model
•
ITC’s Proven Track Record
•
Benefits Beyond MISO
•
Commitment to Louisiana & Communities we serve
•
Transaction Value for Louisiana
Strategic Overview
Strategic Overview
ITC
ITC

Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Transaction Structure &
EMI Specific Implications – 11:00 – 12:30
Bready, Lewis
Lunch– 12:30 – 1:15
Afternoon Session (1:15 pm – 4:00 pm)
Rate Effects  1:15 – 3:15
Bready, Lewis
• EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EMI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
Wrap Up – 3:15 – 4:00
Grenfell
Morning Session (8:00 am – 12:30 pm)
Welcome & Logistics – 8:00 – 8:15
Fisackerly, Whitelocke
Welch, Bunting, Fisackerly
• Why is this transformation necessary?
• Why this structure?
• Why with ITC?
• Why now?
• Why for EMI?
Rationale for Transaction - 9:15 – 11:00
• Independence Welch
• Operational Excellence
Jipping, Riley
– Storm Response
• Regional Planning Vitez
• IPL Transaction Experience & Results Jipping
• Local Presence
Break – 15 mins
• Financial Flexibility and Growth Lewis
• Financial Strength of ITC Bready
& Engagement w/Retail Regulators Jipping
• Transaction Structure
• EMI credit impact & debt issuance/retirement
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• EMI Credit Ratings Impacts
10
Transformation Vision – 8:15 – 9:15

11 11
Transaction Rationale:
Transaction Rationale:
In the Public Interest
In the Public Interest
Independent model
•
•
Singular focus
•
Transaction results in two companies that are more specialized and focused — ITC on transmission and Entergy on generation and distribution
•
Operational excellence, cost efficiency, customer focus
Wholesale markets and a regional planning view
•
Transaction facilitates infrastructure investment and fosters competition – activities that enhance wholesale electricity markets
•
Structural separation of the transmission business from generation and distribution businesses encourages greater participation in the transmission planning process and disclosure of information by third parties
•
Independent model aligns with national policy objectives
Financial strength and flexibility
•
Transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements today and in the future
Proven independent business model for owning and operating transmission systems
Independence from all buyers and sellers of electric energy allows ITC to plan improvements to the electric transmission grid for the broadest public benefit

Operational Excellence:
Operational Excellence:
Quantitative Value of Reliability
Quantitative Value of Reliability
•
Data from the SGS Study benchmarking study can be used to
quantify the resulting improved reliability
The U.S. Department of Energy’s Office
of Electricity Delivery and Energy
Reliability has developed a tool to
estimate interruption costs and the
benefits associated with reliability
improvements
A one minute improvement in System
Average Interruption Duration Index
(SAIDI) for ITCTransmission
and METC
results in one year savings of $7.7M
•
Compared to the performance of the median utility in the SGS Study, this amounts to a value of about $153 million per year delivered by ITC’s Michigan utilities
•
•
The calculation is based on data for the two largest load serving entities in Michigan from 2010 and 2011, with major storms excluded.  The ITCT and METC data reflect a three year average SAIDI from the SGS Study, given that performance changes year over year.
12

Number of Sustained Outages per Circuit, All Voltages, 2011
0.6
0.4
0.2
0.0
Lower is better
Third Quartile
Second Quartile
Top Quartile
Top Decile
ITC Transmission
METC
Region
Peers
ITC Midwest

13
Operational Excellence:
Improving Reliability of Acquired Systems
Fewer outages:
According to the SGS Statistical Services' Transmission Reliability
Benchmarking Study, ITCTransmission
and METC now perform with the best 10% of
companies for number of sustained outages per circuit.  As ITC's most recently acquired system, ITC Midwest improvement programs have had less time to be effective. However, performance showed continued improvement in 2011.

Average Circuit Outage Duration (in Minutes), 2011
Lower is better
300
250
200
150
100
50
0
Third Quartile
Second Quartile
Top Quartile
Top Decile
ITC Transmission
METC
ITC Midwest
Region
Peers

14
Operational Excellence:
Improving Reliability of Acquired Systems
Shorter outages: According to the SGS Study, average circuit outage duration for all three
ITC operating companies is less than the Region and Peer Group. Transmission circuit outages do not equate to end-use customer outages in most cases, except for ITC Midwest.

15 15
•
Utilize standard equipment when possible to drive greater
efficiencies (e.g. breaker replacement completed in two versus six weeks)
•
Utilize equipment with track record of longer life, resulting in lower maintenance and replacement costs
•
Engage in strategic alliances to ensure that needed equipment is available to meet project timelines
•
Purchasing power leads to better pricing when buying large
volume of transmission equipment
Cost Efficiencies
Cost Efficiencies
Standardization and Specialization
Standardization and Specialization
•
Ability to attract and retain
personnel with high levels of
interest and expertise in electric
transmission avoids turnover and
training costs (important when
facing near-term shortage of
skilled workers)

16 16 16
Customer Focus
Customer Focus
•
Dedicated Stakeholder Relations group for all stakeholders,
providing advocacy and issue resolution at ITC
– Stakeholders include investor-owned, municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages
•
Proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and semi-
annual “Partners in Business” meetings
– Energy policy, legislative and regulatory matters
– Capital project, transmission planning and preventive maintenance
– Operations preparedness for summer peak load and storm events
– Transmission rates
•
Timely customer communication
– Storm restoration
– Planned outages to eliminate or
minimize any potential risk and costs to
industrial processes
– Unplanned outages regarding cause,
estimated duration, and future prevention

17 17
Storm Response –
Storm Response –
Utilizing Best Practices
Utilizing Best Practices
ITC Technical/Management
employee assigned to
ETR System Command
Center in Jackson, MS
ITC employee
ETR employee
Storm response organization will be modified to ensure
close coordination and interaction between Entergy and ITC
Customer
Transmission Prioritization
Resource Coordination
ETR System Incident
Commander (SIC)
ITC System Incident
Commander (SIC)
System Section
Chiefs
System Planning
Section Chief
System Resource
Section
System Logistics
Section
Restoration
Prioritization Branch
Director
ITC Section
Chiefs
Entergy Liaison
Coord.
(New position)
Functional Incident
Commanders
EMI
Customer
ITC Planning
Section
ITC Logistics
Section
ITC Resource
Section
Logistics Coordination
(ex. Fossil, EOC,
Nuclear, Gas)

18 18 18
Fosters Regional Planning
Fosters Regional Planning
•
ITC has track record of planning its transmission systems to:
– Address local, state, and regional reliability needs
– Increase the economic efficiency of the overall grid
– Respond to transmission needs identified in state and regional processes
•
When deficiencies are identified on the transmission system, such as inadequate capacity to meet load under certain contingency conditions,
ITC plans, develops and constructs transmission projects to address such deficiencies
•
ITC is committed to planning its transmission system in an open and transparent manner; ITC has its own processes that supplement the already open and transparent processes used by MISO
•
Transaction enhances customer benefits beyond what could be achieved through the Entergy Operating Companies’ proposed MISO membership
•
ITC has proven it has the expertise, resources, and capital not only to plan but also to construct needed investment
•
ITC’s regional approach to transmission planning will enhance deliverability of generation throughout the region to provide a more economic source of energy for customers

CLAYTON
Manchester
BUCHANAN
DELAWARE
DUBUQUE
JONES
IOWA

19 19 19
IPL Transaction Experience & Results
IPL Transaction Experience & Results
•
ITC has invested approximately $1.1 billion to improve the ITC
Midwest transmission system since acquisition of IPL assets
– Projects needed to upgrade and improve existing lines and substations, construct new lines to serve load growth and improve reliability, resolve system constraints and provide interconnection for new load and generation
Major activities:
•
Built 26 new substations
•
Completed 32 major substation upgrades/expansions
•
Built nearly 26 miles of new line
•
Rebuilt nearly 400 miles of existing lines
•
Added four and replaced three major transformers
ITC Midwest reduced sustained outages from those experienced in 2008 (the last year
IPL operated and maintained the system) by 50% in 2009, 24% in 2010, and 58% in 2011
Key Project: Salem-Hazleton
•
81-mile, 345 kV line connecting Dubuque and Buchanan
Counties in eastern lowa
•
Regional planning had long identified as needed to
resolve system constraints and reduce energy costs.
•
Expected completion: 2013

20 20
ITC Midsouth Regulatory and External Affairs Organization
ITC Midsouth Regulatory and External Affairs Organization
ITC
Chief Business Officer
ITC
Midsouth
Director,
Regulatory
Affairs
ITC Midsouth
Director,
State Gov’t
Affairs
ITC Midsouth
Director,
Local Gov’t
& Comm.
Affairs
ITC Midsouth
Director,
Stakeholder
Relations
An ITC executive (VP and BU Head)
will be responsible for the following
ITC Midsouth functions:
— Regulatory Affairs
— State Government Affairs
— Local Government and
Community Affairs
— Stakeholder Relations
ITC Midsouth staff will be located
throughout the Entergy footprint to
perform these functions
— Regulatory Affairs Managers
will be located in each state
capital
— Managers and other support
staff will be geographically
dispersed to cover the other
functions
These employees and functions will
report  to ITC’s Chief Business
Officer
Mississippi
Arkansas
Louisiana
Texas
ITC Midsouth
VP and Business Unit Head
Mississippi
Arkansas
Louisiana
Texas
Mississippi
Arkansas
Louisiana
Texas
Mississippi
Arkansas
Louisianan
Texas

EEI has estimated that prospective EPA rules could increase total capex by 30%

21 21 21
ETR Utilities’
ETR Utilities’
Capital Needs
Capital Needs
Could Total ~$13B-16B  Over 2012-2018
Could Total ~$13B-16B  Over 2012-2018
Actual and Forecast Entergy Utilities
Investment
($B)
0
5
10
15
20
1999-2004 2005-2011 2012-2018
Average
2
= $1.9B - $2.3B
Total = $13.0B - $15.8B
Average
1
= $1.4B - $1.7B
Total = $9.7B - $11.7B
Average
1
= $1.1B
Total = $6.5B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital. 2. Range based on projections of ETR Utilities’ base capital plan plus potential spend 3. Potential spend related to potential economic development projects, potential new generation investment, and potential new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks.
Potential spend is not included in base capital plan
Note: ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENO, SERI, ESI,
EOI, SFI; EOCs include EAI, ELL, EGSL, EMI, ETI, and ENO
Actual excluding storms (Transmission and Non-Transmission)
Potential spend
Past storm spend
Base case – conservative (Transmission and Non-Transmission)
EOC Transmission
EOC
Transmission
EOC
Transmission
3

EEI has estimated that prospective EPA rules could increase total capex by 30%

22 22 22
EMI Total Capital Needs Could Total
EMI Total Capital Needs Could Total
~$1.5B –
~$1.5B –
$1.6B Over 2012-2018
$1.6B Over 2012-2018
Actual and Forecast Capital Investment
for EMI ($B)
0.5
1.5
0
2012-2018 2005-2011 1999-2004
2
1
Average
2
= $213M - $232M
Total = $1.5B - $1.6B
Average
1
= $164M - $177M
Total = $1.2B - $1.2B
Average
1
= $148M
Total = $0.9B
Actual excluding storms (Transmission and Non-Transmission) Past storm spend
Potential spend
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital. 2. Range based on projections of EMI’s base capital plan plus potential spend 3. Potential spend related to potential economic development projects, potential new generation investment, and potential new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks. Potential spend is not included in base capital plan.
Transmission
Transmission
Transmission
Base case – conservative (Transmission and Non-Transmission)
3

23 23 23
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.
Numbers presented are only for EOCs (EAI, EGSL, ELL, EMI, ETI, ENO) and excludes SERI/ESI
EOCs’
EOCs’
Transmission Capital
Transmission Capital
Could Total ~$3.5B Over 2012-2018
Could Total ~$3.5B Over 2012-2018
Average = $254M
Total = $1.8B
Average= $502M
Total = $3.5B
Actual and Forecast Transmission Investment for EOCs
($B)
2005-2011 1999-2004 2012-2018
0
2
1
4
3
Projected base case capital
plan as of August 2012
Actual
Average= $200M
Total = $1.2B
Transmission Capital Spending for EOCs Could Increase
Nearly 100% in the Next Seven Years

24 24 24
EMI Transmission Capital
EMI Transmission Capital
Could Total ~$0.5B Over 2012-2018
Could Total ~$0.5B Over 2012-2018
Average= $68M
Total = $474M
Actual and Forecast Transmission Investment for
EMI
($M)
200
0
2012-2018 2005-2011 1999-2004
400
100
300
500
Average= $36M
Total = $216M
Projected base case capital
plan as of August 2012
Transmission Capital Spending for EMI Could Increase
Nearly 83% in the Next Seven Years
Actual
Average = $37M
Total = $259M
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.

25 25 25
EMI Transmission CapX as Multiple of Depreciation
EMI Transmission CapX as Multiple of Depreciation
Nearly Twice as High as Non-Transmission
Nearly Twice as High as Non-Transmission
EMI Average CapX as Multiple of
Depreciation (2012-18 Average)
For EMI,
Transmission
Constitutes ~47% of
Capital in Excess of
Depreciation, despite
being 22% of rate
base
3.0
4 3 2 1 0
1.6
Transmission
Non-
Transmission
Note: Based on figures filed in testimony at MPSC

26 26 26
Benefits from
Benefits from
Financial Flexibility for Entergy
Financial Flexibility for Entergy
Transmission-Related Cash
Capital Requirements Go Away
Utility Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E; $B
Status Quo
With ITC
Transaction
Utility Debt Obligations
2018E; $B
Stronger Utility Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo
With ITC
Transaction
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
20%
$2.7B
4.34
5.20
0
2
4
6
0
3
6
9
12

27 27 27
Benefits
Benefits
from
from
Financial
Financial
Flexibility
Flexibility
for
for
EMI
EMI
Transmission-Related Cash
Capital Requirements Go Away
EMI Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E ($M)
EMI Debt Obligations
2018E ($M)
Stronger Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo With ITC
Transaction
Status Quo With ITC
Transaction
0
100
200
300
400
1,000
0
500
1,500
298
334
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
12%
$353M

28 28
Financial Strength and Flexibility
Financial Strength and Flexibility
•
Transaction offers the financial strength of ITC and improves that of EMI to support the escalating capital investment requirements facing the electric industry
— ITC has a singular focus with no internal competition or competing priorities for capital or other resources; provides a stronger, separate balance sheet to support the transmission capital requirements
— ITC better positioned to efficiently capitalize the significant and sustained level of transmission investment required in the Entergy region, including Mississippi
— Post-close, EMI would be better positioned to attract capital separately to finance needed investments in generation and distribution at lower costs and to manage future uncertainty regarding event risk (e.g., new regulatory requirements or major storms)
•
ITC’s MISO operating companies are deemed to be of higher credit quality than EMI, as well as most vertically-integrated utilities
— Enables consistent and predictable access to cost-effective capital, even during challenging economic times; supports enhanced liquidity
— Given significant and sustained level of transmission capital investment requirements, as well as unforeseen needs, credit quality and access to capital are paramount

29 29 29
Credit Quality Enhancement Overview
Credit Quality Enhancement Overview
Debt Cost Savings
Debt Cost Savings
•
Expect new ITC operating companies to have ratings equivalent to that of
ITC’s existing MISO operating companies
FERC rate construct utilized by ITC’s operating companies viewed favorably by the rating agencies and investors, which supports lower debt financing costs
ITC is seeking FERC rate construct for its new operating companies as part of this transaction
Results in lower borrowing costs of approximately 45 bps to 205 bps relative to the status quo EOCs, depending on Op Co and market conditions
Merger between Entergy’s Transmission Business and ITC is expected to lead to material interest expense savings, which will benefit Entergy’s customers
Reflected in both the initial capitalization of the new ITC operating companies, including ITC Mississippi, as well as future debt financings to fund transmission investment requirements
Aggregate debt financing cost savings estimated in the range of $24 million to $27 million in 2014 (first full year of ownership) for the new ITC operating companies
Over a five-year period (2014-2018), estimate debt financing cost savings for the new ITC operating companies in a range of approximately $125 million to $156 million (in nominal dollars)

30 30
Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Transaction Structure &
Bready, Lewis
Lunch– 12:30 – 1:15
Afternoon Session (1:15 pm – 4:00 pm)
Bready, Lewis
• EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EMI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
Grenfell
Fisackerly, Whitelocke
Welch, Bunting, Fisackerly
• Why is this transformation necessary?
• Why this structure?
• Why with ITC?
• Why now?
• Why for EMI?
• Independence Welch
• Operational Excellence
Jipping,
Riley
– Storm Response
• Regional Planning Vitez
• IPL Transaction Experience & Results Jipping
• Local Presence
Break – 15 mins
• Financial Flexibility and Growth Lewis
• Financial Strength of ITC Bready
Morning Session (8:00 am – 12:30 pm)
Wrap Up – 3:15 – 4:00
Rate Effects  1:15 – 3:15
EMI Specific Implications – 11:00 – 12:30
Welcome & Logistics – 8:00 – 8:15
& Engagement w/Retail Regulators Jipping
Rationale for Transaction - 9:15  – 11:00
• Transaction Structure
• EMI credit impact & debt issuance/retirement
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• EMI Credit Ratings Impacts
Transformation Vision – 8:15 – 9:15

Internal separation
Entergy.
Cash from financing
Entergy.
ITC
Dividend / share repurchase
Entergy.
ITC Stock
ITC
Merge

31 31
Transaction Overview
Transaction Overview
Entergy
Shareholders
Transmission
Business
$1,775M of new
debt will be raised
~$1.2B of the new
debt will be raised
at the transmission
operating
companies
~$575M will be
raised directly by
Entergy and will be
subject to a debt-
for-debt exchange
with debt issued by
MidSouth TransCo
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy will create
and distribute
shares of Mid South
TransCo to Entergy
shareholders
(Mid South TransCo
will own all of
Entergy’s
transmission
operating
companies upon
separation)
Immediately
prior to the
merger, ITC will
distribute $700M
to existing
shareholders,
funded by new
debt at ITC
Holdings
(Required to
align ITC’s
equity value with
that of the
Entergy
Transmission
Business)
ITC
Shareholders
Entergy
Shareholders
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy
Shareholders
ITC
Shareholders
Merger Sub
Mid South TransCo will immediately merge
with ITC Merger Sub and will become a
wholly-owned subsidiary of ITC; Entergy
shareholders will receive 50.1% ownership in
the combined company
1 2 3 4
31

32 32
Post Spin-Merge
Post Spin-Merge
Transaction Structure
Transaction Structure
100%
Entergy
Shareholders
Mid South
TransCo LLC
OpCos
ITC
Shareholders
ITC
OpCos
49.9%
Note: Chart represents ownership structure immediately upon closing of the transaction.

33 33 33
$1.775B of Debt Proceeds Used to Retire Preferred and
$1.775B of Debt Proceeds Used to Retire Preferred and
Pay Down Debt in Proportion to Transmission Assets
Pay Down Debt in Proportion to Transmission Assets
The allocation for EMI was estimated in
order to:
•
Retire all Preferred at each Operating
Company
•
Target a post-transaction weighted
average cost of capital (WACC) that is
substantially unchanged from the pre-
transaction WACC
EOC Amount ($M)
1
EAI 502
EGSL 263
ELL 413
EMI 290
ENO 22
ETI 284
Total 1,775
The amount of debt proceeds allocated to
each EOC is an estimate based on a forecast
The final amounts allocated to each EOC
may vary to the extent forecast assumptions
differ from the circumstances that exist at
the time of closing.

34 34 34
EMI Credit Metrics are Expected to be
EMI Credit Metrics are Expected to be
Maintained Through the Transaction
Maintained Through the Transaction
Direct Testimony of Expert Witness Dr. Michael Tennican
•
“…will reduce the Operating Companies' total debt and total capitalization...”
•
“...will eliminate substantial capital expenditures for transmission…”
•
“...will reduce EMl‘s needs for debt financing...”
•
"...should not affect EMl’s current investment-grade rating...”
•
“...should help preserve or possibly enhance Entergy's S&P rating...”
•
“...should preserve EMI's access to debt capital on reasonable terms even in difficult market conditions...”
1. Testimony of Dr. Michael Tennican before the MPSC, Docket 12-UA-358
Any potential credit ratings improvement for EMI could result in savings for Mississippi customers through lower cost of debt

35 35
EEI Data:  54% of Utilities Ended at a
EEI Data:  54% of Utilities Ended at a
Lower Credit Grade in 2011 Compared to 2001
Lower Credit Grade in 2011 Compared to 2001
Cumulative % of Companies at Lower/Higher Rating
in 2011 Compared to 2001
54
Downgrades No changes Total
100
19
27
Upgrades
Source: EEI 2011 Q3 Credit Ratings Charts

36 36 36
Transaction Protects EMI from
Transaction Protects EMI from
Negative Impact to Credit Ratings
Negative Impact to Credit Ratings
Current EMI
credit rating at
Baa3
Transaction
protects EMI from
credit downgrade
risk; one notch
hypothetical
downgrade could
increase cost of
debt by 75 bps
Transaction
protects EMI from
credit downgrade
which could cost
customers ~$4.4M
in additional
interest costs
from 2014-2018
Estimates are hypothetical forecasts to illustrate effect on cost of debt and benefits to customers  – exact values will depend on market conditions
Source: Bloomberg Fair Value 10-year credit ratings for utilities.
Utility Bond Yields by
Credit Rating vs. Treasury
Bills (Ten-Year Average
Spreads)
A2
155
Baa3
400 200 0
129
Baa1
Baa2 171
208
Ba2 357
bps
Illustrative
-149
-37
-16
-25

37 37 37
Re-Measurement of ADIT
•
Comparable equity values of ITC and the Entergy Operating Companies’ combined
T-business at this point
in time enable execution of a Reverse Morris Trust
transaction structure where T-business is spun-off to existing ETR shareholders and merged with ITC
•
Through the Reverse Morris Trust Transaction structure, EMI will not incur a tax liability
•
Under a taxable transaction, the tax basis of EMI’s transmission assets would be reset and Accumulated Deferred Income Taxes (“ADIT”) would be re-measured, resulting in lower balances of ADIT
•
Because ADIT ultimately lowers T-rates in cost of service ratemaking, re-measuring
ADIT would otherwise result in higher T-rates in a taxable transaction, all other things being equal
•
As a result of the RMT transaction structure, EMI’s transmission assets will have the same tax basis post-transaction as they had prior to the Transaction
•
Accordingly, the negative rate effects for customers that otherwise would have resulted from a change in tax basis under a taxable transaction are avoided
RMT Transaction Structure Avoids
Preserving Tax Basis for EMI and Protecting Customers
from Negative Rate Effects of a Taxable Transaction

Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Afternoon Session (1:15 pm – 4:00 pm)
Rate Effects  1:15 – 3:15
Bready, Lewis
• EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EMI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
Wrap Up – 3:15 – 4:00
Grenfell
Morning Session (8:00 am – 12:30 pm)
Welcome & Logistics – 8:00 – 8:15
Fisackerly, Whitelocke
Welch, Bunting, Fisackerly
• Why is this transformation necessary?
• Why this structure?
• Why with ITC?
• Why now?
• Why for EMI?
Rationale for Transaction - 9:15 – 11:00
• Independence Welch
• Operational Excellence
Jipping, Riley
– Storm Response
• Regional Planning Vitez
• IPL Transaction Experience & Results Jipping
• Local Presence
Break – 15 mins
• Financial Flexibility and Growth Lewis
• Financial Strength of ITC Bready
& Engagement w/Retail Regulators Jipping
Transaction Structure
EMI credit impact & debt issuance/retirement
Pre/Post Transaction Capital Structure
Transaction Impact on ADIT Liability
EMI Credit Ratings Impacts
•
•
•
•
•
Bready, Lewis
EMI Specific Implications – 11:00 – 12:30
Transaction Structure &
Lunch– 12:30 – 1:15
38
Transformation Vision – 8:15 – 9:15

39 39 39
Significant variability in average residential bills –
Significant variability in average residential bills –
yearly variation between $1 and $18 over 2001-2011
yearly variation between $1 and $18 over 2001-2011
Henry Hub
Gas Index
($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
Henry Hub Gas Index
($/mmBtu)
15
10
5
0
EMI Avg. Monthly Residential Bill – 1,000 kWh
($)
150
100
50
0
2011
91.28
2010
89.81
2009
92.18
2008
99.44
2007
96.30
2006
111.07
2005
98.93
2004
80.78
2003
85.28
2002
77.37
2001
83.46
18% reduction in customer
bills since 2006
EMI Avg. Monthly Residential Bill- 1,000 kWh($)
Henry Hub Gas Index
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Source: Entergy Regulatory Services, Typical Bill Report
Illustrative
-18%
+1.47
(+2%)
+18.14
(+22%)

40 40 40
Transmission Constitutes a Small Portion of a
Transmission Constitutes a Small Portion of a
Typical Mississippi Customer's Total Bill
Typical Mississippi Customer's Total Bill
6.6%
Transmission
Non-Transmission
93.4%
Typical EMI Customer Bill
Note: Average of January 2011 – December 2011 typical bills for a residential customer using 1,000 kWh per month; non-transmission portion of monthly bill  includes fuel and portions of the fixed customer charge and energy charge allocated to generation and distribution functions, as well as the inclusion of various riders.

41 41 41
•
Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
•
Analysis assumes MISO base ROE for new ITC operating companies
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
•
Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset impacts
Rate Impacts Split into Rate Construct, Rate Timing,
Rate Impacts Split into Rate Construct, Rate Timing,
and Other Effects for Retail Customers
and Other Effects for Retail Customers
•
Forward Test Year: Eliminates regulatory lag in recovery of capital investments
–
One-time impact of conversion to forward test year
–
Reflects amounts that would have been collected in future years
•
Schedule MSS-2 construct eliminated post-Transaction
•
Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment (single MS zone) and retail share of
Transmission investments
Rate
Construct
Effects
Rate Timing
Effects
Other
Effects

42 42 42
120
EMI Residential Bill – 1,000 kWh
($)
80
100
60
40
20
0
Illustrative Bill
if ITC owns
T assets –
post-transaction
~91.94
2014
WACC
Effects
~0.66
Illustrative Bill if ETR
owns
T assets –
status quo
91.28
EMI Typical Residential Customer Bill
EMI Typical Residential Customer Bill
Expected
Expected
to
to
Increase
Increase
0.7%
0.7%
–
–
Expected
Expected
Mitigation by Customer Benefits
Mitigation by Customer Benefits
Note: Contents exclude estimated
one-time 2014 rate timing
effects of $0.73 due to
conversion to forward test year
– reflects amount that would
have been collected in future
years – and of $0.93 due to
accelerated elimination of
MSS-2 for EMI
Illustrative
~0.66
0.7%
Note: $91.28 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year.
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
Flexibility
•
Operational Excellence
•
Independent and
transparent ITC model
•
Regional Planning

43 43 43
Modest Bill Effect of 0.7% on
Modest Bill Effect of 0.7% on
Selected Commercial and Industrial Class –
Selected Commercial and Industrial Class –
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
2014 Transaction  Bill Effects
Selected
Retail Class
Retail Class
Description
Typical
Bill
WACC
Effects
Total
Effect
%
Change
EMI
GS 25 kW, 30% Load Factor $548.50 3.86 3.86 0.7%
Illustrative
Note: Calculation indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include effect of $5.45 due to accelerated elimination of MSS-2 for EMI or rate timing effect of $4.32 due to adoption of forward test year.

44 44 44
Sensitivity of Residential Rate Effects
Sensitivity of Residential Rate Effects
to Variations in Spend
to Variations in Spend
Sensitivity to
10% Increase
in Spend
Total
Transaction
Bill Effect
Sensitivity to
10% Increase
in Spend
Total
Transaction
Bill Effect
Sensitivity to
10% Decrease
in Spend
Sensitivity to
10% Decrease
in Spend
1. Typical EMI bill of $91.28 reflects the average of the 2011 Typical Monthly Bills for residential customer using 1,000 kWh, excluding taxes.
Note: Calculation is indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill.
EMI – $91.28
EMI – $91.28 + $0.11
O&M
Spend
+ $0.03
Capital
Expenditure
Spend
$0.66
$0.66
- $0.11
- $0.03
Typical Monthly
Residential Bill
1
Typical Monthly
Residential Bill
1

45 45 45
Change in How Wholesale Rates are Determined Due to
Change in How Wholesale Rates are Determined Due to
Adoption of MISO's 12 CP Demand Methodology
Adoption of MISO's 12 CP Demand Methodology
Note: Amount paid remains the same because the customer consumes the same amount of transmission service in both methodologies. The methodology affects the units of measuring rates and the units of measuring consumption but the amount paid is same and is reflective of services consumed
In both methodologies aggregate amount paid by customer consuming a certain amount of Transmission service will remain the same
A
B
Current ETR OATT ETR OATT with 12 CP
2014 Transmission Net Revenue Requirement 2014 Transmission Net Revenue Requirement
Single annual peak demand x 12 months Aggregated 12 coincident peaks (CP) demand over year
Same Revenue Requirement numerator Same Revenue Requirement numerator
Same Revenue Requirement numerator
Same Revenue Requirement numerator
Single highest peak in a month x 12
Sum of peak demands in each month of year
Higher demand denominator
Lower demand denominator
$ 2.43 / kWm $ 1.85 / kWm

46 46
Wholesale Rates for EMI Customers
Wholesale Rates for EMI Customers
Increase Post-Transition to MISO
Increase Post-Transition to MISO
Estimated 2014 WS rates post
transition to MISO with  4
Transmission Pricing Zones
3.65
Estimated Net Rate Effect
of adopting default MISO
ROE and implementing 4
Transmission Pricing Zones
1.22
Estimated 2014 WS rates paid
under ETR OATT under One
Transmission Pricing Zone
2.43
3
4
Estimated 2014 Wholesale Transmission Rate Effects
***using 12 CP methodology***
($/kWm)
2
1
0
Note: Calculation indicative and illustrative is not meant to project an actual future customer bill. Estimates are preliminary and draft prior to rate filings in first quarter of 2013
Wholesale rate
effects estimation
does not factor
in any production
costs savings and
other benefits to
be achieved
through transition
to MISO RTO
Rates have been estimated using 12 CP methodology  used under MISO Attachment O. Current ETR OATT methodology uses a single annual peak rather than 12 CP. Change in methodology does not imply a change in
Revenue Requirements hence customers do not pay different amounts under 12 CP employed by MISO vs. single annual peak employed by ETR. The equivalent number to $2.43 /kWm under 12 CP would be a $1.85 /kWm under single annual peak. The per unit estimation may be different but the amount paid by the customer is the same.
Illustrative
*
*
*
Includes estimated one-time rate
effect of ~$0.30 due to conversion to
forward test year – reflects amounts
that would have been collected in
future years

47 47 47
Transaction-Related Filings Pending Before the
Transaction-Related Filings Pending Before the
Federal Energy Regulatory Commission
Federal Energy Regulatory Commission
1Q2013, EMI and other EOCs will file MISO Attachment O formula rate at the FERC to be effective in the event the ITC transaction is not consummated
Joint ITC/Entergy Corp/ESI/EOCs filing:
• EC12-145-000 Transaction approval (FPA 203)
• ER12-2681-000 Formula rate and related agreements approval (FPA 205)
• EL12-107-000 Declaratory Order regarding dividend payments from capital accounts (FPA 305)
• ER12-2682-000
transmission assets into MISO if Transaction closes before full
• ER12-2683-000
potential period before MISO provision)
• ER12-2693-000
• ES13-5-000
• ES13-6-000
financing (FPA 204)
• ES11-40-002
MISO filing: Module
B-1,
Interim provisions for integration of the
ESI filing on behalf of EOCs: Ancillary services tariff (to cover
ESI filing on behalf of EOCs: Amends the Entergy System
Agreement to delete MSS-2 upon closing of the Transaction
ITC filing: Authorization for financing (FPA 204)
ESI filing on behalf of the Wires Subs: Authorization for
Entergy-MISO integration
EOCs filing: Authorization for financing (FPA 204)

48 48 48
2014 Rate Effect from ITC Transaction for
2014 Rate Effect from ITC Transaction for
Typical Mississippi Wholesale Customer –
Typical Mississippi Wholesale Customer –
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
Note: Includes estimated one-
time rate effect of ~$0.30
due to conversion to
forward test year – reflects
amounts that would have
been collected in future
years; excludes offsetting
depreciation study impact
of ~$0.15
Estimated EMI Wholesale Transmission Rate Effects
($/kWm)
(1)
3.75
ITC Ownership
(0.13)
Credit Quality Impacts
4
0
2
3
1
Rate Construct
Effects from FERC
Regulated Model
0.23
Estimated ETR
Ownership in MISO *
3.65
5
* Reflects ETR transition into MISO including establishment of four transmission pricing zones and 12.38% ROE
(1) Does not apply to GFA customers
Illustrative
Net Effect of
~$0.10 or 2.7%
Expected FERC Construct
Effects
Customer bill effects
expected to be mitigated
by...
•
Operational Excellence –
Reliability, System
Performance, etc.
•
Independent and
Transparent ITC Model
•
Enhanced Financial
Flexibility
•
Regional Planning

49 49
Agenda
Agenda
03/07/13
ITC/EMI Technical Conference
Transaction Structure &
EMI Specific Implications – 11:00 – 12:30
Bready, Lewis
Lunch– 12:30 – 1:15
Afternoon Session (1:15 pm – 4:00 pm)
Rate Effects 1:15 – 3:15
Bready, Lewis
• EMI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EMI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
Wrap Up – 3:15 – 4:00
Grenfell
Morning Session (8:00 am – 12:30 pm)
Welcome & Logistics – 8:00 – 8:15
Fisackerly, Whitelocke
Welch, Bunting, Fisackerly
• Why is this transformation necessary?
• Why this structure?
• Why with ITC?
• Why now?
• Why for EMI?
Rationale for Transaction - 9:15 – 11:00
• Independence Welch
• Operational Excellence
Jipping, Riley
– Storm Response
• Regional Planning Vitez
• IPL Transaction Experience & Results Jipping
• Local Presence
Break – 15 mins
• Financial Flexibility and Growth Lewis
• Financial Strength of ITC Bready
& Engagement w/Retail Regulators Jipping
• Transaction Structure
• EMI credit impact & debt issuance/retirement
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• EMI Credit Ratings Impacts
Transformation Vision – 8:15 – 9:15